EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2019 and Declares a Quarterly Cash Dividend
MONACO - January 27, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers”, or the “Company”), today reported its results for the three months ended December 31, 2019.
The Company also announced that on January 27, 2020, its Board of Directors declared a quarterly cash dividend of $0.02 per share on the Company’s common shares.
Results for the Three and Twelve Months Ended December 31, 2019 and 2018
For the fourth quarter of 2019, the Company’s GAAP net income was $15.1 million, or $0.21 per diluted share, including:

•	a non-cash gain of approximately $46.1 million and cash dividend income of $0.5 million, or $0.66 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•	a write-down of assets held for sale of approximately $25.2 million, or $0.36 per diluted share, related to the classification of four Ultramax vessels as held for sale; and

•	a write-off of approximately $0.2 million of deferred financing costs on the credit facility related to the SBI Puma and the SBI Cougar.

For the same period in 2018, the Company’s GAAP net loss was $7.4 million, or $0.11 per diluted share. These results include a non-cash loss of approximately $7.7 million and cash dividend income of $0.5 million, or $0.10 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $1.7 million, or $0.03 per diluted share, related to the refinancing of debt.
Total vessel revenues for the fourth quarter of 2019 were $60.3 million, compared to $65.2 million for the same period in 2018. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarters of 2019 and 2018 were $41.5 million and $23.3 million, respectively (see Non-GAAP Financial Measures below).
For the fourth quarter of 2019, the Company’s adjusted net income was $40.6 million, or $0.57 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $25.2 million relating to the classification of four Ultramax vessels as held for sale and the write-off of approximately $0.2 million of deferred financing costs on the credit facility related to the SBI Puma and the SBI Cougar. Adjusted EBITDA for the fourth quarter of 2019 was $66.7 million. There were no such non-GAAP adjustments to net loss in the fourth quarter of 2018 (see Non-GAAP Financial Measures below).
For the year ended December 31, 2019, the Company’s GAAP net income was $44.7 million, or $0.64 per diluted share, including:

•	a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million, or $1.68 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc.;

•
a write-down of assets either sold or held for sale of approximately $38.0 million, or $0.55 per diluted share, related to the classification of four vessels as held for sale, the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the write-off of deferred financing costs on the credit facilities related to the four vessels sold; and

•	the write-off of deferred financing costs of approximately $3.1 million, or $0.04 per diluted share, related to the refinancing of existing debt.
For the same period in 2018, the Company’s GAAP net loss was $12.7 million, or $0.18 per diluted share, including a non-cash loss of approximately $7.7 million and cash dividend income of $0.5 million, or $0.10 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $3.8 million, or $0.05 per diluted share, related to the refinancing of debt.
Total vessel revenues for the year ended December 31, 2019 were $224.6 million, compared to $242.5 million for the same period in 2018. EBITDA for the year ended December 31, 2019 and 2018 were $158.3 million and $100.6 million, respectively (see Non-GAAP Financial Measures below).
For the year ended December 31, 2019, the Company’s adjusted net income was $82.6 million, or $1.19 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of $37.3 million and the write-off of deferred financing costs on the credit facilities relating to the vessels sold of $0.7 million. Adjusted EBITDA for the year ended December 31, 2019 was $195.6 million. There were no such non-GAAP adjustments to net loss in the year ended December 31, 2018 (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Fourth Quarter of 2019 (see Non-GAAP Financial Measures)

•	Our Kamsarmax fleet earned an average of $11,934 per day

•	Our Ultramax fleet earned an average of $11,244 per day
Voyages Fixed thus far for the First Quarter of 2020, as of the date hereof

•	Kamsarmax fleet: approximately $12,242 per day on average for 57% of the days

•	Ultramax fleet: approximately $10,505 per day on average for 49% of the days
Cash and Cash Equivalents
As of January 24, 2020, the Company had approximately $65.9 million in cash and cash equivalents.
Recent Significant Events
Special Stock Dividend
In the fourth quarter of 2019, the Company’s Board of Directors declared a one-time special stock dividend to the shareholders of the Company of an aggregate of approximately one million shares of common stock of Scorpio Tankers Inc. (NYSE:STNG), a related party. For each common share that a shareholder held in the Company on November 15, 2019, that shareholder received 0.0138 shares of common stock of Scorpio Tankers Inc. Following the payment of the special dividend, the Company continues to own approximately 4.4 million common shares of Scorpio Tankers Inc.
Quarterly Cash Dividend
In the fourth quarter of 2019, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.02 per share totaling approximately $1.4 million.
On January 27, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.02 per share, payable on or about March 13, 2020, to all shareholders of record as of February 14, 2020. As of January 24, 2020, 72,482,958 shares were outstanding.
Vessel Sales
In October 2019, the Company completed the sale of the SBI Puma and SBI Cougar, 2014 and 2015 built Ultramax vessels, respectively, that the Company agreed to sell in September 2019, for approximately $37.9 million in aggregate to an unaffiliated third party. The Company recorded a loss of approximately $4.9 million in the second quarter of 2019 and wrote-off deferred financing costs of approximately $0.2 million in the fourth quarter of 2019 upon the repayment of $21.9 million of outstanding debt.
During the fourth quarter of 2019, the Company’s Board of Directors made the decision to sell four Ultramax vessels and as such these vessels were classified as held for sale at December 31, 2019. The Company recorded a loss of approximately $25.2 million in the fourth quarter of 2019 and expects to write-off deferred financing costs of approximately $0.8 million upon closing of the sale and repaying the outstanding debt.
Debt

$38.7 Million Credit Facility
During October 2019, the Company prepaid $21.9 million of its $38.7 Million Credit Facility and wrote-off approximately $0.2 million of deferred financing costs as part of the sale of the SBI Puma and SBI Cougar.
Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of December 31, 2019 and January 24, 2020, are as follows (dollars in thousands):

	As of December 31, 2019	As of January 24, 2020	As of January 24, 2020
Credit Facility	Amount Outstanding		Amount Committed (1)
$12.5 Million Credit Facility	$8,617	$8,617	$—
$27.3 Million Credit Facility	8,813	8,617	—
$85.5 Million Credit Facility	46,499	46,499	—
$38.7 Million Credit Facility	10,200	10,200	—
$12.8 Million Credit Facility	11,475	11,475	1,398
$30.0 Million Credit Facility	27,198	27,198	2,585
$60.0 Million Credit Facility	26,573	26,573	2,862
$184.0 Million Credit Facility	130,145	165,145	17,448
$34.0 Million Credit Facility	31,571	31,571	3,000
$90.0 Million Credit Facility	82,100	82,100	8,706
$19.6 Million Lease Financing - SBI Rumba	16,883	16,780	—
$19.0 Million Lease Financing - SBI Tango	17,303	17,207	—
$19.0 Million Lease Financing - SBI Echo	17,396	17,305	—
$20.5 Million Lease Financing - SBI Hermes	19,059	18,954	—
$21.4 Million Lease Financing - SBI Samba	20,384	20,269	—
CMBFL Lease Financing	113,006	113,006	11,842
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,027	39,772	3,000
AVIC Lease Financing	111,450	110,304	8,200
Total	$738,699	$771,592	$59,041

(1)	Includes the maximum loan amount available for the installation of exhaust gas cleaning systems, or scrubbers, following upsizes of certain credit facilities.

The Company’s projected quarterly debt repayments on its bank loans and lease financing arrangements through 2020 are as follows (dollars in thousands):

	Principal on Bank Loans	Principal on Lease Financing Arrangements	Total (1)
Q1 2020 (2)	$9,065	$5,656	$14,721
Q2 2020	10,527	7,875	18,402
Q3 2020	10,281	8,342	18,623
Q4 2020 (3)	18,575	8,454	27,029
Total	$48,448	$30,327	$78,775

(1)
Includes estimated repayments on the upsizings of certain credit facilities for the installation of scrubbers, for which the timing of the drawdowns and repayment schedules set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to payments expected to be made from January 25, 2020 to March 31, 2020.

(3)	Includes $8.0 million repayment of the $12.5 Million Credit Facility due at maturity.
IMO 2020
The Company’s projected schedule and estimated payments for the installation of scrubbers on all the owned and finance leased vessels in the Company’s fleet is as follows (dollars in thousands). Through January 24, 2020, the Company has completed the installation of scrubbers on eight of its vessels.

	Completed Scrubber Installation by Vessel Type		Estimated Payments (1)
	Ultramax	Kamsarmax
Q1 2020 (2)	9	5	20,209
Q2 2020	10	4	25,028
Q3 2020	1	5	15,467
Q4 2020	4	—	8,622
Q1 2021	2	—	4,467
Total	26	14	$73,793

(1)
Includes estimated cash payments for scrubbers that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual installation. In addition to these installment payments, these amounts also include estimates of the installation costs of such systems. The timing of the payments set forth are estimates only and may vary as the timing of the related installations finalizes.

(2)	Relates to payments expected to be made from January 25, 2020 to March 31, 2020.

Financial Results for the Three Months Ended December 31, 2019 Compared to the Three Months Ended December 31, 2018
For the fourth quarter of 2019, the Company’s GAAP net income was $15.1 million, or $0.21 per diluted share, compared to a net loss of $7.4 million, or $0.11 per diluted share, for the same period in 2018. Results for the fourth quarter of 2019 include: a non-cash gain of approximately $46.1 million and cash dividend income of $0.5 million, or $0.66 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., charges of approximately $25.2 million related to the classification of four Ultramax vessels as held for sale and the write-off of deferred financing costs of approximately $0.2 million on the credit facility related to the SBI Puma and the SBI Cougar. Results for the fourth quarter of 2018 include a non-cash loss of approximately $7.7 million and cash dividend income of $0.5 million, or $0.10 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc. and a write-off of deferred financing costs of $1.7 million, or $0.03 per diluted share, related to the refinancing of debt.
EBITDA for the fourth quarters of 2019 and 2018 were $41.5 million and $23.3 million, respectively (see Non-GAAP Financial Measures below).
For the fourth quarter of 2019, the Company’s adjusted net income was $40.6 million, or $0.57 adjusted per diluted share, which excludes the impact of the write-down of assets held for sale of approximately $25.2 million and the write-off of deferred financing costs of approximately $0.2 million on the credit facility related to the SBI Puma and the SBI Cougar. Adjusted EBITDA for the fourth quarter of 2019 was $66.7 million. There were no such non-GAAP adjustments to net loss in the fourth quarter of 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for the fourth quarter of 2019 were $60.3 million compared to $65.2 million in the fourth quarter of 2018. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the fourth quarter of 2019 was $56.9 million, a decrease of $8.1 million from the prior year period.
Total operating expenses for the fourth quarter of 2019 were $80.9 million, including the charge related to the classification of four Ultramax vessels as held for sale of approximately $25.2 million and an increase in charterhire expense of approximately $5.4 million due to an increase in the number vessels time chartered-in, compared to $51.4 million in the fourth quarter of 2018.

Ultramax Operations

	Three Months Ended December 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$35,153	$42,419	$(7,266)	(17)
Voyage expenses	1,073	65	1,008	1,551
TCE Revenue	$34,080	$42,354	$(8,274)	(20)
Operating expenses:
Vessel operating costs	16,343	17,791	(1,448)	(8)
Charterhire expense	996	981	15	2
Vessel depreciation	8,824	9,401	(577)	(6)
General and administrative expense	1,021	1,089	(68)	(6)
Loss / write-down on assets held for sale	25,248	—	25,248	NA
Total operating expenses	$52,432	$29,262	$23,170	79
Operating (loss) income	$(18,352)	$13,092	$(31,444)	(240)
Vessel revenue for the Company’s Ultramax Operations decreased to $35.2 million for the fourth quarter of 2019 from $42.4 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $34.1 million for the fourth quarter of 2019 compared to $42.4 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 35 vessels owned or finance leased and one time chartered-in during the fourth quarter of 2019 and 37 vessels owned or finance leased and one vessel time chartered-in during the fourth quarter of 2018. TCE revenue per day was $11,244 and $12,213 for the fourth quarters of 2019 and 2018, respectively.

	Three Months Ended December 31,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$34,080	$42,354	$(8,274)	(20)
TCE Revenue / Day	$11,244	$12,213	$(969)	(8)
Revenue Days	3,031	3,468	(437)	(13)
The Company’s Ultramax Operations vessel operating costs were $16.3 million for the fourth quarter of 2019, including approximately $0.6 million of takeover costs and contingency expenses, compared with vessel operating costs of $17.8 million in the prior year period, relating to the 35 and 37 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses for the fourth quarters of 2019 and 2018 were $4,871 and $4,901, respectively. Daily operating costs for the fourth quarter of 2019 decreased from the fourth quarter of 2018 due primarily to the timing of repairs and the purchase of spares and stores.
Charterhire expense for the Company’s Ultramax Operations was approximately $1.0 million for both the fourth quarters of 2019 and 2018 and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $9.4 million to $8.8 million due primarily to the reduction in the size of the fleet by two vessels and the classification of four vessels as held for sale during the fourth quarter of 2019.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $1.0 million for the fourth quarter of 2019 and $1.1 million in the prior year period.

During the fourth quarter of 2019, the Company recorded a write-down on assets held for sale related to the classification of four Ultramax vessels as held for sale.

Kamsarmax Operations

	Three Months Ended December 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$25,111	$22,752	$2,359	10
Voyage expenses	2,281	112	2,169	1,937
TCE Revenue	$22,830	$22,640	$190	1
Operating expenses:
Vessel operating costs	8,086	8,796	(710)	(8)
Charterhire expense	5,458	104	5,354	5,148
Vessel depreciation	4,597	5,013	(416)	(8)
General and administrative expense	478	554	(76)	(14)
Total operating expenses	$18,619	$14,467	$4,152	29
Operating income	$4,211	$8,173	$(3,962)	(48)
Vessel revenue for the Company’s Kamsarmax Operations increased to $25.1 million in the fourth quarter of 2019 from $22.8 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $22.8 million for the fourth quarter of 2019 associated with a day-weighted average of 17 vessels owned or finance leased and five vessels time chartered-in, compared to $22.6 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $11,934 and $13,148 for the fourth quarters of 2019 and 2018, respectively.

	Three Months Ended December 31,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$22,830	$22,640	$190	1
TCE Revenue / Day	$11,934	$13,148	$(1,214)	(9)
Revenue Days	1,913	1,722	191	11
Kamsarmax Operations vessel operating costs were $8.1 million for the fourth quarter of 2019, including approximately $0.3 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.8 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the fourth quarter of 2019 increased to $4,967 from $4,857 in the prior year period due primarily to the timing of repairs and maintenance.
Kamsarmax Operations charterhire expense was $5.5 million in the fourth quarter of 2019, relating to five vessels the Company time chartered-in during the period. While the Company did not time charter-in any Kamsarmax vessels in the fourth quarter of 2018, it had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel for which it recorded its residual share of the loss in the fourth quarter of 2018.
Kamsarmax Operations depreciation was $4.6 million and $5.0 million in the fourth quarters of 2019 and 2018, respectively, as the number of vessels owned or finance leased on average decreased to 17 in the fourth quarter of 2019 from 19 in the fourth quarter of 2018 due to the sale of the SBI Electra and SBI Flamenco.

General and administrative expense for the Company’s Kamsarmax Operations was $0.5 million for the fourth quarter of 2019 and $0.6 million in the fourth quarter of 2018. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $6.5 million and $7.4 million in the fourth quarters of 2019 and 2018, respectively. The decrease from the prior year is due primarily to the costs incurred in relation to the investment in Scorpio Tankers Inc. during the fourth quarter of 2018.
The Company recorded a non-cash gain of approximately $46.1 million for the fourth quarter of 2019 and cash dividend income of $0.5 million primarily from its equity investment in Scorpio Tankers Inc. During the fourth quarter of 2018, the Company recorded a non-cash loss of approximately $7.7 million as well as cash dividend income of $0.5 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $10.9 million in the fourth quarter of 2019 from $14.0 million in the prior year period due to lower LIBOR rates, the redemption of our Senior Notes during the third quarter of 2019, and a write-off of $1.7 million of deferred financing costs related to then existing debt in the fourth quarter of 2018. In the fourth quarter of 2019, the Company wrote-off approximately $0.2 million upon the repayment of the existing debt on the SBI Cougar and SBI Puma which were sold.
Financial Results for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
For the year ended December 31, 2019, the Company’s GAAP net income was $44.7 million, or $0.64 per diluted share, compared to a GAAP net loss of $12.7 million, or $0.18 per diluted share, for the same period in 2018. Results for 2019 include: a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million, or $1.68 per diluted share, primarily from the Company’s equity investment in Scorpio Tankers Inc., charges of approximately $38.0 million, or $0.55 per diluted share, related to the sales of the SBI Electra, SBI Flamenco, SBI Cougar and SBI Puma and the related write-off of deferred financing costs on the credit facilities related to those vessels, as well as the classification of four Ultramax vessels as held for sale, and the write-off of deferred financing costs of approximately $3.1 million, or $0.04 per diluted share, related to the refinancing of existing debt. EBITDA for 2019 and 2018 were $158.3 million and $100.6 million, respectively (see Non-GAAP Financial Measures below).
For 2019, the Company’s adjusted net income was $82.6 million, or $1.19 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale and the write-off of related deferred financing costs totaling $38.0 million. Adjusted EBITDA for 2019 was $195.6 million. There were no such non-GAAP adjustments to net loss in 2018 (see Non-GAAP Financial Measures below).
Total vessel revenues for 2019 were $224.6 million compared to $242.5 million in the prior year period. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for 2019 was $220.4 million, a decrease of $21.6 million from the prior year period.
Total operating expenses for 2019 were $246.0 million, including the write-down of assets either sold or held for sale of $37.3 million, compared to $199.2 million in 2018. This increase is due primarily to the aforementioned write-downs and an increase in charterhire expense due to the increase in the number of vessels time chartered-in.

Ultramax Operations

	Year Ended December 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$138,387	$155,197	$(16,810)	(11)
Voyage expenses	1,512	330	1,182	358
TCE Revenue	$136,875	$154,867	$(17,992)	(12)
Operating expenses:
Vessel operating costs	67,305	71,220	(3,915)	(5)
Charterhire expense	3,726	3,754	(28)	(1)
Vessel depreciation	35,932	37,287	(1,355)	(4)
General and administrative expense	4,152	4,344	(192)	(4)
Loss / write-down on assets held for sale	29,936	—	29,936	NA
Total operating expenses	$141,051	$116,605	$24,446	21
Operating (loss) income	$(4,176)	$38,262	$(42,438)	(111)
Vessel revenue for the Company’s Ultramax Operations decreased to $138.4 million for 2019 from $155.2 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $136.9 million for 2019 compared to $154.9 million for the prior year period. During both periods, the Company’s Ultramax fleet consisted of a day-weighted average of 37 vessels owned or finance leased and one vessel time chartered-in. TCE revenue per day was $10,291 and $11,226 for 2019 and 2018, respectively.

	Year Ended December 31,
Ultramax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$136,875	$154,867	$(17,992)	(12)
TCE Revenue / Day	$10,291	$11,226	$(935)	(8)
Revenue Days	13,300	13,795	(495)	(4)
The Company’s Ultramax Operations vessel operating costs were $67.3 million for 2019, including approximately $2.3 million of takeover costs and contingency expenses, compared with vessel operating costs of $71.2 million in the prior year period, relating to the 37 vessels owned or finance leased on average during both periods. Daily operating costs excluding takeover costs and contingency expenses for 2019 of $4,873 were down slightly from the prior year period of $4,962 due to the timing of repairs and the purchase of spares and stores.
Charterhire expense for the Company’s Ultramax Operations was approximately $3.7 million for 2019 and $3.8 million for the same period in 2018 and relates to the vessel the Company time chartered-in at $10,125 per day until September 2019, when the Company exercised its option to extend the time charter for one year at $10,885 per day.
Ultramax Operations depreciation decreased from $37.3 million in 2018 to $35.9 million in 2019 due to the sale or classification as held for sale of a total of six vessels during 2019.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was $4.2 million for 2019 and $4.3 million for 2018.

During 2019, the Company recorded a write-down on assets held for sale related to the classification of six vessels as held for sale. The sale of the SBI Cougar and SBI Puma was completed in October 2019 and four vessels remained classified as held for sale at December 31, 2019.

Kamsarmax Operations

	Year Ended December 31,
Dollars in thousands	2019	2018	Change	% Change
TCE Revenue:
Vessel revenue	$86,192	$87,305	$(1,113)	(1)
Voyage expenses	2,688	219	2,469	1,127
TCE Revenue	$83,504	$87,086	$(3,582)	(4)
Operating expenses:
Vessel operating costs	33,816	34,255	(439)	(1)
Charterhire expense	13,498	422	13,076	3,099
Vessel depreciation	18,292	19,320	(1,028)	(5)
General and administrative expense	2,083	2,069	14	1
Loss / write-down on assets held for sale	7,353	—	7,353	NA
Total operating expenses	$75,042	$56,066	$18,976	34
Operating income	$8,462	$31,020	$(22,558)	(73)
Vessel revenue for the Company’s Kamsarmax Operations decreased slightly to $86.2 million in 2019 from $87.3 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $83.5 million for 2019 associated with a day-weighted average of 18 vessels owned or finance leased and three vessels time chartered-in, compared to $87.1 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $11,671 and $13,127 for 2019 and 2018, respectively.

	Year Ended December 31,
Kamsarmax Operations:	2019	2018	Change	% Change
TCE Revenue (in thousands)	$83,504	$87,086	$(3,582)	(4)
TCE Revenue / Day	$11,671	$13,127	$(1,456)	(11)
Revenue Days	7,155	6,634	521	8
Kamsarmax Operations vessel operating costs were $33.8 million for 2019, including approximately $1.2 million of takeover costs and contingency expenses, compared with vessel operating costs of $34.3 million in the prior year period, relating to 18 and 19 vessels owned or finance leased on average, respectively, during the periods. Daily operating costs excluding takeover costs and contingency expenses increased for 2019 from 2018 at $4,986 and $4,940, respectively, due to the timing of spares and stores purchases as well as the timing of repairs and maintenance.
Kamsarmax Operations charterhire expense was $13.5 million in 2019, relating to five vessels the Company began time chartering-in during 2019. Prior to that, the Company had a profit and loss sharing agreement with a third party related to one Kamsarmax vessel for which the Company recorded its residual share of the profit or loss.
Kamsarmax Operations depreciation was $18.3 million and $19.3 million in 2019 and 2018, respectively reflecting the decrease in vessels owned or finance leased following the sale of the SBI Electra and SBI Flamenco.

General and administrative expense for the Company’s Kamsarmax Operations was $2.1 million for both 2019 and 2018. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During 2019, the Company recorded write-downs of assets held for sale related to the sale of the SBI Electra and SBI Flamenco totaling approximately $7.4 million.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $25.7 million and $25.9 million in 2019 and 2018, respectively. The year over year decrease is due primarily to fees incurred in relation to the investment in Scorpio Tankers Inc., offset in part by an increase in non-cash restricted stock amortization.
The Company recorded a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million during 2019 and a non-cash loss of approximately $7.7 million and cash dividend income of $0.5 million during 2018 primarily from its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income increased to $50.7 million in 2019 from $48.8 million in the prior year period due to higher levels of debt. In 2019, approximately $3.7 million of deferred financing costs were written off related to vessel sales and debt refinancings under the Company’s new sale and leaseback transactions.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Revenue:
Vessel revenue	$60,264	$65,171	$224,579	$242,502
Operating expenses:
Voyage expenses	3,354	177	4,200	549
Vessel operating costs	24,429	26,587	101,121	105,475
Charterhire expense	6,454	1,085	17,224	4,176
Vessel depreciation	13,421	14,414	54,224	56,607
General and administrative expenses	7,973	9,102	31,973	32,385
Loss / write-down on assets sold or held for sale	25,248	—	37,289	—
Total operating expenses	80,879	51,365	246,031	199,192
Operating (loss) income	(20,615)	13,806	(21,452)	43,310
Other income (expense):
Interest income	224	351	1,450	1,107
Income from equity investments	46,697	(7,178)	116,925	(7,178)
Foreign exchange (loss) gain	(81)	5	(115)	(68)
Financial expense, net	(11,141)	(14,357)	(52,154)	(49,869)
Total other income (expense)	35,699	(21,179)	66,106	(56,008)
Net income (loss)	$15,084	$(7,373)	$44,654	$(12,698)

Earnings (loss) per share:
Basic	$0.22	$(0.11)	$0.66	$(0.18)
Diluted	$0.21	$(0.11)	$0.64	$(0.18)

Basic weighted average number of common shares outstanding	68,675	69,387	68,087	71,827
Diluted weighted average number of common shares outstanding	70,301	69,387	69,532	71,827

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$42,530	$67,495
Accounts receivable	10,487	10,290
Prepaid expenses and other current assets	9,547	6,314
Total current assets	62,564	84,099
Non-current assets
Vessels, net	1,271,993	1,507,918
Assets held for sale	77,536	—
Equity investments	173,298	92,281
Deferred financing costs, net	2,982	3,706
Other assets	74,464	15,822
Total non-current assets	1,600,273	1,619,727
Total assets	$1,662,837	$1,703,826

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$44,956	$60,310
Capital lease obligations	29,159	4,594
Senior Notes, net	—	73,253
Accounts payable and accrued expenses	46,996	14,457
Total current liabilities	121,111	152,614
Non-current liabilities
Bank loans, net	332,613	621,179
Capital lease obligations	321,646	69,229
Other liabilities	12,500	—
Total non-current liabilities	666,759	690,408
Total liabilities	787,870	843,022
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 212,500,000 shares as of December 31, 2019 and 2018; outstanding 72,482,958 shares and 71,217,258 shares as of December 31, 2019 and 2018, respectively	809	796
Paid-in capital	1,717,144	1,747,648
Common shares held in treasury, at cost; 8,567,846 shares at December 31, 2019 and 2018	(56,720)	(56,720)
Accumulated deficit	(786,266)	(830,920)
Total shareholders’ equity	874,967	860,804
Total liabilities and shareholders’ equity	$1,662,837	$1,703,826

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

-

	Year Ended December 31,
	2019	2018
Operating activities
Net income (loss)	$44,654	$(12,698)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Restricted share amortization	8,956	7,881
Vessel depreciation	54,224	56,607
Amortization of deferred financing costs	6,915	9,582
Write-off of deferred financing costs	681	—
Loss / write-down on assets held for sale	33,389	—
Net unrealized (gains) losses on investments	(114,762)	7,719
Dividend income on equity investment	(2,163)	(541)
Drydocking expenditure	(5,352)	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(197)	(2,356)
Decrease in prepaid expenses and other assets	10,564	4,002
(Decrease) increase in accounts payable and accrued expenses	(3,029)	250
Net cash provided by operating activities	33,880	70,446
Investing activities
Equity investment	(1,500)	(100,000)
Sale of equity investment	1,547	—
Dividend income on equity investment	2,163	541
Proceeds from sale of assets held for sale	84,241	—
Scrubber payments	(32,610)	(1,235)
Payments for vessels and vessels under construction	—	(21,799)
Net cash provided by (used in) investing activities	53,841	(122,493)
Financing activities
Proceeds from issuance of long-term debt	306,710	469,225
Repayments of long-term debt	(409,002)	(358,858)
Common shares repurchased	—	(45,716)
Dividends paid	(5,748)	(6,042)
Debt issue costs paid	(4,646)	(7,602)
Net cash (used in) provided by financing activities	(112,686)	51,007
Decrease in cash and cash equivalents	(24,965)	(1,040)
Cash and cash equivalents, beginning of period	67,495	68,535
Cash and cash equivalents, end of period	$42,530	$67,495

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2019	2018	2019	2018
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$60,264	$65,171	$224,579	$242,502
Voyage expenses	(3,354)	(177)	(4,200)	(549)
Time charter equivalent revenue	$56,910	$64,994	$220,379	$241,953
Time charter equivalent revenue attributable to:
Kamsarmax	$22,830	$22,640	$83,504	$87,086
Ultramax	34,080	42,354	136,875	154,867
	$56,910	$64,994	$220,379	$241,953
Revenue days:
Kamsarmax	1,913	1,722	7,155	6,634
Ultramax	3,031	3,468	13,300	13,795
Combined	4,944	5,190	20,455	20,429
TCE per revenue day (1):
Kamsarmax	$11,934	$13,148	$11,671	$13,127
Ultramax	$11,244	$12,213	$10,291	$11,226
Combined	$11,511	$12,523	$10,774	$11,844

(1)
The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S.-GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of January 24, 2020

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Samba	2015	84,000	Kamsarmax	No
SBI Rumba	2015	84,000	Kamsarmax	No
SBI Capoeira	2015	82,000	Kamsarmax	No
SBI Carioca	2015	82,000	Kamsarmax	No
SBI Conga	2015	82,000	Kamsarmax	No
SBI Bolero	2015	82,000	Kamsarmax	No
SBI Sousta	2016	82,000	Kamsarmax	No
SBI Rock	2016	82,000	Kamsarmax	No
SBI Lambada	2016	82,000	Kamsarmax	No
SBI Reggae	2016	82,000	Kamsarmax	No
SBI Zumba	2016	82,000	Kamsarmax	No
SBI Macarena	2016	82,000	Kamsarmax	Yes
SBI Parapara	2017	82,000	Kamsarmax	Yes
SBI Mazurka	2017	82,000	Kamsarmax	No
SBI Swing	2017	82,000	Kamsarmax	Yes
SBI Jive	2017	82,000	Kamsarmax	Yes
SBI Lynx	2018	82,000	Kamsarmax	No
Total Kamsarmax		1,398,000

SBI Antares	2015	61,000	Ultramax	Yes
SBI Athena	2015	64,000	Ultramax	Yes
SBI Bravo	2015	61,000	Ultramax	No
SBI Leo	2015	61,000	Ultramax	Yes
SBI Echo	2015	61,000	Ultramax	No
SBI Lyra	2015	61,000	Ultramax	No
SBI Tango	2015	61,000	Ultramax	No
SBI Maia	2015	61,000	Ultramax	No
SBI Hydra	2015	61,000	Ultramax	No
SBI Subaru	2015	61,000	Ultramax	No
SBI Pegasus	2015	64,000	Ultramax	No
SBI Ursa	2015	61,000	Ultramax	No
SBI Thalia	2015	64,000	Ultramax	No
SBI Cronos	2015	61,000	Ultramax	No
SBI Orion	2015	64,000	Ultramax	No
SBI Achilles	2016	61,000	Ultramax	No
SBI Hercules	2016	64,000	Ultramax	No
SBI Perseus	2016	64,000	Ultramax	No
SBI Hermes	2016	61,000	Ultramax	No
SBI Zeus	2016	60,200	Ultramax	No
SBI Hera	2016	60,200	Ultramax	No
SBI Hyperion	2016	61,000	Ultramax	No
SBI Tethys	2016	61,000	Ultramax	No
SBI Phoebe	2016	64,000	Ultramax	Yes
SBI Poseidon	2016	60,200	Ultramax	No
SBI Apollo	2016	60,200	Ultramax	No
SBI Samson	2017	64,000	Ultramax	No
SBI Phoenix	2017	64,000	Ultramax	No
SBI Gemini	2015	64,000	Ultramax	No
SBI Libra	2017	64,000	Ultramax	No
SBI Jaguar	2014	64,000	Ultramax	No

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Aries	2015	64,000	Ultramax	No
SBI Taurus	2015	64,000	Ultramax	No
SBI Pisces	2016	64,000	Ultramax	No
SBI Virgo	2017	64,000	Ultramax	No
Total Ultramax		2,179,800
Total Owned or Finance Leased Vessels DWT		3,577,800
Time chartered-in vessels
The Company currently time charters-in one Ultramax vessel and five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Ultramax	2017	62,100	Japan	$10,885	30-Sep-20	(1)
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(2)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(3)
Kamsarmax	2018	82,000	China	$12,000	25-June-21	(4)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(5)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(6)
Total TC DWT		468,500

(1)
This vessel was originally time chartered-in for 22 to 24 months at the Company’s option at $10,125 per day. In September 2019, the Company exercised its option to extend the time charter for one year at $10,885 per day. The vessel was delivered to the Company in September 2017.

(2)
This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the Baltic Exchange’s 74,000 DWT Panamax Index, or the BPI. The vessel was delivered to the Company in March 2019.

(3)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.

(4)
This vessel has been time chartered-in for 24 months at $12,000 per day for the first 12 months and at $12,500 per day for the second 12 months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.

(5)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.

(6)	This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held today, January 27, 2020, at 9:00 AM Eastern Standard Time / 3:00 PM Central European Standard Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 6095912.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/6bup7q2a

About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities.  Scorpio Bulkers Inc. has an operating fleet of 58 vessels consisting of 52 wholly-owned or finance leased drybulk vessels (including 17 Kamsarmax vessels and 35 Ultramax vessels), and six time chartered-in vessels (including five Kamsarmax vessels and one Ultramax vessel). The Company’s owned and finance leased fleet has a total carrying capacity of approximately 3.6 million dwt and all of the Company’s owned vessels have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
In thousands	2019	2018	2019	2018
Net income (loss)	$15,084	(7,373)	$44,654	$(12,698)
Add Back:
Net interest expense	9,488	10,907	42,887	39,180
Depreciation and amortization (1)	16,911	19,769	70,775	74,070
EBITDA	$41,483	23,303	$158,316	$100,552
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net income (loss) (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
In thousands, except per share data	2019		2019
	Amount	Per share	Amount	Per share
Net income	$15,084	$0.21	$44,654	$0.64
Adjustments:
Loss / write-down on assets sold or held for sale	25,248	0.36	37,289	0.54
Write-off of deferred financing cost	235	—	681	0.01
Total adjustments	$25,483	$0.36	$37,970	$0.55
Adjusted net income	$40,567	$0.57	$82,624	$1.19

Adjusted EBITDA (unaudited)

	Three Months Ended December 31,	Year Ended December 31,
In thousands	2019	2019
Net income	$15,084	$44,654
Impact of adjustments	25,483	37,970
Adjusted net income	40,567	82,624
Add Back:
Net interest expense	9,488	42,887
Depreciation and amortization (1)	16,676	70,094
Adjusted EBITDA	$66,731	$195,605
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing (including for capital expenditures) and comply with covenants in such financing arrangements, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)